Exhibit 99.1

Strong Nova Skin Care System Sales Forecasted by Valcent Products Inc.

Infomercial Testimonials Featured on Valcent’s Website

EL PASO, Texas, December 18, 2006 -  Glen Kertz, CEO of Valcent Products, Inc. (OTC:BB:VCTPF) announces an update on the Nova Skin Care System product design, manufacturing and product launch preparations.

Testimonials for the Nova Skin Care System were dramatic, surprising even the CEO, Mr. Kertz.  “What we heard during the testimonial sessions of people who used our product during its clinical trial stages was outstanding, strengthening our belief that the Nova Skin Care System will exceed our internal sales projections,” stated Kertz.  Video testimonials can been viewed on the Valcent Products’ website: www.valcent.net under the Research and Development section.

Dr. Peter Pugliese, a pioneer of cosmetic research, formulation and education in the field of skin health and world renowned in the industry, was commissioned to conduct the clinical trials. At the completion of the trials he stated “100% of the subjects in the treated group were pleased with the results from the Nova Skin Care System. This is very unusual, in most studies 85 – 90 % are pleased, this was the first time 100% were pleased.”  He also noted “The mere fact it was capable of increasing collagen and elastin over 2 months is effective against aging.”

Corporate sales projections of the Nova Skin Care System may achieve annualized sales of $70 million with a pre-tax profit of $12 million or 25 cents a share on a forward basis during 2007.

Full scale manufacturing has commenced with 20,000 units available for sale by the end of December. The product launch is targeted for early January 2007 through an infomercial venue. A media test of the infomercial will be conducted in the last week of December 2006. A 28 minute infomercial has been produced by award-winning infomercial specialists Waldorf Crawford under the direction of Hawthorne Direct, Inc. one of the largest infomercial companies in the business.

Packaging and all component branding of the Nova Skin Care System were designed by Sanders\Wingo, one of the premier advertising agencies in the Southwest. The core of the Nova Skin Care System is the handheld unit named the “NOVAtique.”  The product design of the remarkably effective NOVAtique hand-held sonic skin cleanser are complete, as are the development and testing of the accompanying skin care products.

The three skin care products featured with the Nova Skin Care System include Purify, a purifying cleanser specially formulated for deep cleansing without stripping essential oils; Reveal, a deep pore refining scrub with micro-beads; and Quench, a rejuvenating cream. Each kit will including the NOVAtique unit, the three skin care products (30 day size) and 20 Sterile Micro Pads.

About Valcent Products, Inc.:

Valcent Products Inc. (OTCBB: VCTPF) is the creator of the Nova Skin Care System.  Based in El Paso, the company features a team of world-class inventors, designers, marketers and production specialists who are creating and developing life-enhancing products with mass consumer appeal.

Additional products under development in the Consumer Division include the Dust Wolf, a Venetian blind and rough surface cleaner, and Tomorrow Gardens, a versatile technology that enables plants to grow up to 20% faster and stay fresh for six months inside a membrane using only ambient light and no water. For more information, visit: www.valcent.net.

Within its Industrial Division, Valcent is using its revolutionary membrane technology it has developed a photosynthetic bioreactor which is projected to produce biodiesel-compatible vegetable oil at the rate of 180,000 gallons( 4,286 barrels) per acre per year.  A one-quarter acre bioreactor pilot project, is under

Exhibit 99.1

construction and will be in operation by the end of February, 2007 for this potentially world-changing, carbon absorbing source of inexpensive oil.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors effecting the company's operations, markets, products and prices and other factors discussed in the company's various filings with the Securities and Exchange Commission.

CUSIP: 918881103

Contacts:
Valcent Products Inc.
Steve McGuire
1-800-877-1626 or (604) 606-7979

Valcent Products Inc.
Bob Faris
1-800-877-1626 or (604) 606-7973
Website: www.valcent.net